September 17, 2018

David A. Weber, Ph.D.
President and Chief Executive Officer
Otonomy, Inc.
4796 Executive Drive
San Diego, California 92121

       Re: Otonomy, Inc.
           Registration Statement on Form S-3
           Filed September 10, 2018
           File No. 333-227269

Dear Dr. Weber:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Healthcare &
Insurance
cc:    Jennifer Knapp - Wilson Sonsini Goodrich & Rosati, P.C.